SHIN CORPORATION

04030234

RECEIVED

2004 MAY 18 A 10: 19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 12, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

- **Stock Exchange of Thailand Filing, SH 054/2004 and SH 056/2004**

  Subject: Resignation of the Director
  Date: May 7, 2004

  Subject: The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 2/2004 (SHIN-W1)
  Date: May 7, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

dlw 5/19

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
May 12, 2004

SH 054/2004

May 7, 2004

Subject: Resignation of the Director

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") would like to inform that Ms. Chua Sock Koong, a member of the Board of Directors of the Company, has resigned from the director of the company since May 4, 2004.

Summary Translation Letter
To the Stock Exchange of Thailand
May 12, 2004

SH 056/2004

May 7, 2004

Subject: The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 2/2004 (SHIN-W1).

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited has issued and offered warrants to purchase ordinary shares of the Company (SHIN-W1) to the general public during 20-22 May 2002. The right to exercise SHIN-W1 can be exercised on the last working day of February, May, August, and November. The Company would like to inform the details concerning the exercise of SHIN-W1 No.2/2004 to purchase ordinary shares of the Company as follows:

1. Period for notifying the exercise of SHIN-W1 No.2/2004
   Date: May 24 - 28, 2004
   Time: 8.30 a.m. - 3.30 p.m.

2. Exercise date
   Date: May 31, 2004
   Time: 8.30 a.m. - 3.30 p.m.

3. Exercise ratio and Exercise price
   Exercise ratio: 1 unit of warrants for 1 ordinary share
   Exercise price: Baht 20.50 per share

4. Documents required to be submitted:
   4.1 Completed warrant exercise forms;
   4.2 Warrant certificate or temporary warrant certificate (for holders of scriptless warrant);
   4.3 Cash, cheque, or bank draft order collectible within Bangkok Metropolitan payable to "Account for subscription of ordinary shares of Shin Corporation Public Company Limited";
   4.4 Other supporting documents:-
      1. For Natural Persons - Certified true copy of the identification card or passport.
      2. For Juristic Persons incorporated in Thailand - Certified true copy of Certificate of Incorporate issued by the Ministry of Commerce (not exceed 3 months) which is certified by authorized directors, including certified true copy of authorized directors' identification card or passport.
      3. For Juristic Persons incorporated outside Thailand - Certified true copy of the Memorandum of Association Articles of Association and the Company certificate (not exceeding 3 months), certified by authorized directors, including certified true copy of authorized directors' identification card or passport. In addition, all documents mentioned above must be notarized by a Notary Public and authenticated by a Thai Consul;
   4.5 Power of Attorney affixed with stamp duty (if any).

5. Contact Place
   Shin Corporation Public Company Limited
   Group Compliance Department, 13th floor Shinawatra Tower I
   414 Phahon Yothin Road, Samsen Nai,
   Phayathai, Bangkok 10400
   Tel. 02-299-5226, 02-299-5221

   The exercise of SHIN-W1 of foreign warrant holders is subject to a provision of foreign holding limitation in accordance with articles of association of the Company clause 11 (currently as limited up to 47.20% of the total issued shares).

   Please see details and other conditions in the prospectus of the offering of debentures and warrants (Clause 3.2) or at www.sec.or.th.

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
May 12, 2004

SH 049/2004

May 6, 2004

Subject: Report on the results of the exercise of warrants (ESOP Grant I) in April 2004

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered 29,000,000 units of warrants to purchase the Company's ordinary shares to directors, employees, and advisors of the Company (ESOP Grant I) on March 27, 2002. The exercise date will be made within the last five business days of every month between 9.00 a.m. and 4.00 p.m., The exercise date of April was between April 26 - 30, 2004. The summary of terms and conditions of warrants are as follows;

Exercise Ratio	: 1 warrant per 1 ordinary share
Exercise Price	: Baht 17.80 per share
Maturity of warrants	: 5 years from the first date of the issuance and offering of warrants.
Number of ordinary shares reserved for warrants	: 29,000,000 shares

The Company would like to report the results of the exercise of warrants (ESOP Grant 1) in April 2004, as follows;

The number of exercised warrants	: 48,300 units
The number of remaining unexercised warrants	: 18,182,500 units